Exhibit 3.1

Certificate of Designation of

Series A Preferred Stock of

CareMax, Inc.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), CareMax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the board of directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a new series of Preferred Stock and does hereby in this Certificate of Designation (the “Certificate of Designation”) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of Shares (as defined below) constituting such series shall be one (1). The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“Board” has the meaning set forth in the Recitals.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Certificate of Incorporation” has the meaning set forth in the Recitals.

“Change in Control” has the meaning set forth in the Merger Agreement.

“Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Corporation.

“Corporation” has the meaning set forth in the Preamble.

“Date of Issuance” means, for any Share, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

“Merger Agreement” means that certain Agreement and Plan of Merger by and among the Corporation, Sparta Merger Sub I, Inc., a Delaware corporation, Sparta Merger Sub II, Inc., a Delaware corporation, Sparta Merger Sub III, Inc., a Delaware corporation, Sparta Merger Sub I, LLC, a Delaware limited liability company, Sparta Merger Sub II, LLC, a Delaware limited liability company, Sparta Merger Sub III, LLC, a Delaware limited liability company, Sparta Sub, Inc., a Delaware corporation, SNCN Holdco Inc., a Delaware corporation, SICN Holdco, Inc., a Delaware corporation, Sparta Holding Co. LLC, a Delaware limited liability company, and Steward Health Care System LLC, a Delaware limited liability company, dated as of May 31, 2022, as the same may be amended from time to time.

“Preferred Stock” has the meaning set forth in the Recitals.

“Series A Preferred Stock” has the meaning set forth in Section 1.

“Series A Redemption” has the meaning set forth in Section 6.1.

“Series A Redemption Date” has the meaning set forth in Section 6.1.

“Series A Redemption Notice” has the meaning set forth in Section 6.1.

“Series A Redemption Price” has the meaning set forth in Section 6.1.

“Share” means a share of Series A Preferred Stock.

“Special Matters” means any of the following actions taken by the Corporation: (i) solely if a vote of the Common Stock is required by the DGCL or the listing rules of the Nasdaq Stock Market, or such other national securities exchange on which the Common Stock is primarily listed, the issuance of shares of any class or series of capital stock of the Corporation (or any security convertible into or exercisable for shares of any class or series of capital stock of the Corporation), other than (A) the issuance of shares of any class or series of capital stock of the Corporation (or any security convertible into or exercisable for shares of any class or series of capital stock of the Corporation) to directors, officers, employees, or consultants of the Corporation or its subsidiaries or affiliates as compensation in connection with their service as such, or (B) the issuance of shares of any class or series of capital stock of the Corporation (or any security convertible into or exercisable for shares of any class or series of capital stock of the Corporation), the proceeds of which will be used solely to repay indebtedness of the Corporation and related expenses; and (ii) a Change in Control in which the enterprise value of the Corporation is less than $2,500,000,000.00.

3. Dividends. Dividends shall not be payable on the Series A Preferred Stock.

4. Liquidation. In the event of any Change in Control, voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Shares then outstanding shall not be entitled to be paid out of the assets of the Corporation for distribution to stockholders.

5. Voting. Each holder of outstanding Shares shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to the Special Matters, and shall have no other voting rights. In any such vote, each Share shall be entitled to Thirty Seven Million Two Hundred Forty One Thousand Seven Hundred Eight Three (37,241,783) votes, which shall be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), reclassification, combination, exchange of shares, or other like change with respect to the Common Stock occurring on or after the Date of Issuance Time. Each holder of outstanding Shares shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws.

6. Redemption.

6.1 Redemption. At any time on or after the earlier of (a) the date that is two (2) years after the Date of Issuance or (b) the date that the Earnout Class A Shares (as defined in the Merger Agreement) first become issuable pursuant to the terms of the Merger Agreement, the Corporation shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of the then outstanding Shares redeemed by the Corporation (a “Series A Redemption”) for a price per Share equal to $0.0001 for each Share (the “Series A Redemption Price”). Any such Series A Redemption shall occur not more than sixty (60) days following receipt by the holders of Series A Preferred Stock of a written election notice (the “Series A Redemption Notice”) from the Corporation specifying (i) the date of the closing of the redemption (the applicable date, the “Series A Redemption Date”) and (ii) the manner and place designated for surrender by each holder to the Corporation of his, her, or its certificate or certificates representing the Shares to be redeemed. In exchange for the surrender to the Corporation by the respective holders of Shares of their certificate or certificates representing such Shares in accordance with Section 6.2 below, the aggregate Series A Redemption Price for all Shares held by each holder of Shares shall be payable in cash in immediately available funds to the respective holders of the Series A Preferred Stock on the applicable Series A Redemption Date.

6.2 Surrender of Certificates. On or before the Series A Redemption Date, each holder of Shares shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series A Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series A Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series A Redemption Price by certified check or wire transfer to the holder of record of such certificate.

6.3 Rights Subsequent to Redemption. If on the applicable Series A Redemption Date, the Series A Redemption Price is paid (or tendered for payment) for any of the Shares to be redeemed on such Series A Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered, including any rights to dividends on such Shares, shall cease, and such Shares shall no longer be deemed issued and outstanding.

7. Conversion. The Series A Preferred Stock shall not be convertible into any other class or series of capital stock of the Corporation.

8. Reissuance of Series A Preferred Stock. Any Shares redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

9. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received or delivery is refused by the addressee if sent by a nationally recognized overnight courier (receipt requested) or by certified or registered mail, return receipt requested, postage prepaid; (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder’s address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 9).

10. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and Sparta Holding Co. LLC or its successor, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series A Preferred Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this November 10, 2022.

CAREMAX, INC.

By:	/s/ Carlos de Solo
Name:	Carlos de Solo
Title:	Chief Executive Officer

[Signature Page to Certificate of Designation (CareMax, Inc. Series A Preferred)]